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                                                                      Exhibit 12
                                                                     Form 10-Q
                                                                  For the Three
                                                                   Months Ended
                                                                  March 31, 2001

AT&T's losses for the three months ended March 31, 2001 were inadequate to cover fixed charges, dividend requirements on subsidiary preferred stock and interest on trust preferred securities in the amount of $0.9 billion. This deficiency was primarily due to the $1.0 billion charge taken for the net revaluation of trading securities in connection with our adoption of SFAS 133 and net restructuring and other charges of $808 million.